Mail Stop 3561

October 24, 2006

Ms. Pamela K. Knous
Chief Financial Officer
Supervalu Inc.
11840 Valley View Road
Eden Prairie, MN

      Re: **Supervalu Inc.**
             Form 10-K for the fiscal year ended February 25, 2006
             Filed May 10, 2006
             Form 10-Q for the quarterly period ended June 17, 2006
             Filed July 27, 2006
             File No. 001-05418

Dear Ms. Knous:

We have limited our review of the above referenced filings to those issues we have addressed in our comments and we do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 25, 2006

Critical Accounting Policies, page 20

Allowances for Losses on Receivables, page 21

1. Please revise your disclosures to provide quantitative information, such as the balance of the allowance and the changes in each period presented. Please discuss significant changes in the balances and associated expenses recorded in each period. We note that there was a significant reduction in bad debts expense in the most recent fiscal period. Please provide a discussion as to the factors that caused this reduction as it had a significant impact on your net income.

Reserves for Self Insurance, page 22

2. Please disclose the balance of the self insurance reserve at each balance sheet date and significant changes during each period. Please discuss significant changes that occur during each period.

Goodwill, page 22

3. Please provide more quantitative information concerning goodwill. Please disclose the balance of goodwill as of each period and significant changes that occur during each period. Discuss the reasons for impairments and adjustments.

Financial Statements

Consolidated Statements of Cash Flows, page F-11

4. We note that the change in inventories on the balance sheet does not agree with the amount included in the statement of cash flows. Please reconcile the change in inventories per the balance sheet to the statement of cash flows.

5. We note the line item "LIFO expense". Please tell us what is represented by this amount. If this amount represents the incremental cost of sales incurred under the LIFO method as opposed to FIFO or standard retail, tell us why you believe that it is appropriate to present this item as a line item in the statement of cash flows as well as characterize it as an "expense".

6. We note that your overall inventory balance decreased in the most recent fiscal year. Presumably this would have resulted in the utilization of a LIFO layer. Tell us if this had a significant impact on your statement of operations as it would

generally result in the liquidation of inventories recorded as historical costs that are lower than current replacement costs.

Summary of Significant Accounting Policies, page F-13

Revenue Recognition, page F-14

7. Please tell us and expand your revenue recognition policy to clarify why it is appropriate to recognize revenue at the time of shipment for food distribution. Please tell us and revise your disclosures to include whether your stated shipping terms are FOB shipping point pursuant to your sales agreements with customers. Please also address when title passes to the customer, customer acceptance provisions and your return policy. If your sales agreements do not specify when title passes, please explain to us why revenue recognition is appropriate upon shipment rather than upon delivery to and acceptance by the customer. Refer to SAB Topic 13.

Goodwill and Other Intangible Assets, page F-16

8. Please disclose when you conduct you annual impairment test each year.

Restructure and Other Charges, page F-20

9. We note charges for the 2001 restructuring plan continue to be recorded despite previous indications that activity related to the plan was completed several years ago. We have referred to your prior responses provided to us in a letter dated October 1, 2002 regarding this plan and we also note that the remaining reserves as of June 17, 2006 relate to lease subsidies and employee-related costs. Please explain the nature of the employee benefit and lease related costs so that it is apparent why there is activity, including charges, in the reserve several years after completion of the restructuring. Please expand your tabular presentation to also present the original estimate associated with the plan and actual cumulative costs to date. Refer to SAB Topic 5:P. Please show us what your revised disclosure will look like in future filings.

Financial Instruments, page F-23

Interest Rate Swap Agreement, page F-23

10. Please disclose the fixed interest rate and the variable interest rate for which it was exchanged. Also, please disclose the basis for the variable interest rate.

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief